Exhibit 99.1

Country Style Cooking Restaurant Chain to Hold 2015 Annual General Meeting on August 20, 2015

CHONGQING, China, July 10, 2015 — Country Style Cooking Restaurant Chain Co., Ltd (NYSE: CCSC) ("Country Style Cooking" or the "Company"), a fast-growing quick service restaurant chain in China, today announced that it will hold its 2015 annual general meeting of shareholders at 42/F, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong on August 20, 2015 at 2:00 p.m. (local time). Holders of record of ordinary shares of the Company at the close of business on July 15, 2015 are entitled to attend the annual general meeting and any adjournment or postponement thereof in person. Beneficial owners of the Company’s American Depositary Shares (“ADSs”) are welcome to attend the annual general meeting in person.

No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company’s ADSs to discuss Company affairs with management.

The notice of the annual general meeting is available on the Investor Relations section of the company's website at http://ir.csc100.com. The Company has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2014, with the U.S. Securities and Exchange Commission. Country Style Cooking's Form 20-F can be accessed on the above-mentioned website, as well as on the SEC's website at http://www.sec.gov. Shareholders may request a hard copy of the company's annual report, free of charge, by contacting Investor Relations, First Mansion, No.19, Yunshan South Road, Yubei District, Chongqing, People's Republic of China, telephone: +86-23-8866-8866, fax: +86-23-8687-3700, email: ir@csc100.com.

About Country Style Cooking Restaurant Chain Co., Ltd.

Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking”) is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.

Contact:

Country Style Cooking Restaurant Chain Co., Ltd.

Phone: +86-23-8866-8866

Email: ir@csc100.com

ICR Inc.

Bill Zima

Phone: +86-10-6583-7511 or +1-646-328-2520

E-mail: bill.zima@icrinc.com